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                                                       OMB APPROVAL
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                                            OMB Number                 3235-0145
                                            Expire               August 31, 1999
                                            Estimated average burden
                                            hours per response.............14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*


                             Daw Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23922010
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (2-95)                Page 1 of 7 Pages

CUSIP No. 23922010

--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
            Ronald W. Daw
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            -----
         (b)
            -----
--------------------------------------------------------------------------------

3.       SEC Use Only __________________________________________________________

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization   United States
                                             -----------------------------------
--------------------------------------------------------------------------------

                  5.    Sole Voting Power  674,500
Number of                                ---------------------------------------
Shares
Beneficially      6.    Shared Voting Power  1,212,199
Owned by Each                              -------------------------------------
Reporting
Person With:      7.    Sole Dispositive Power  674,500
                                              ----------------------------------

                  8.    Shared Dispositive Power  1,212,199
                                                --------------------------------
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,886,699
                                                                     -----------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

11.      Percent of Class Represented by Amount in Row (11)    15.1%
                                                            --------------------

12.      Type of Reporting Person (See Instructions)     IN
                                                     ---------------------------

SEC 1745 (2-95)                Page 2 of 7 Pages

CUSIP No. 23922010

--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
            Tracey B. Daw
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            -----
         (b)
            -----
--------------------------------------------------------------------------------

3.       SEC Use Only __________________________________________________________

--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization   United States
                                             -----------------------------------
--------------------------------------------------------------------------------

                  5.    Sole Voting Power  700
Number of                                ---------------------------------------
Shares
Beneficially      6.    Shared Voting Power  1,885,999
Owned by Each                              -------------------------------------
Reporting
Person With:      7.    Sole Dispositive Power  700
                                              ----------------------------------

                  8.    Shared Dispositive Power  1,885,999
                                                --------------------------------
--------------------------------------------------------------------------------

9.       Aggregate Amount Beneficially Owned by Each Reporting Person 1,886,699
                                                                     -----------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

11.      Percent of Class Represented by Amount in Row (11)    15.1%
                                                            --------------------

12.      Type of Reporting Person (See Instructions)     IN
                                                     ---------------------------

SEC 1745 (2-95)                Page 3 of 7 Pages

CUSIP No. 23922010

Item 1.

         (a) Name of Issuer: Daw Technologies, Inc. (the "Company")
             ---------------

         (b) Address of Issuer's  Principal  Executive  Offices:  2700 South 900
             ---------------------------------------------------
         West, Salt Lake City, Utah 84119

Item 2.

         (a)  Name of  Persons  Filing:  Ronald  W. Daw and  Tracey  B. Daw (the
              -------------------------
         "Reporting Persons")

         (b) Address of Principal  Business  Office of Ronald W. Daw: 2700 South
             --------------------------------------------------------
         900 West, Salt Lake City, Utah 84119

         Address of Residence of Tracey B. Daw:  488  Edindrew  Circle,  Murray,
         --------------------------------------
         Utah 84107

         (c) Citizenship: United States
             ------------

         (d) Title of Class of  Securities:  Common  Stock,  $.01 Par Value (the
             ------------------------------
         "Common Stock")

         (e) CUSIP Number: 23922010
             -------------
Item 3.

         This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.  Ownership

         (a) Amount Beneficially owned by Ronald W. Daw as of 12/31/98:     1,886,699

             Amount Beneficially owned by Tracey B. Daw as of 12/31/98:     1,886,699

         (b) Percent of Class owned by Ronald W. Daw as of 12/31/98:        15.1%

             Percent of Class owned by Tracey B. Daw as of 12/31/98:        15.1%

         (c) Number of shares as to which the Reporting Persons have:

             (i) sole power to vote or to direct the vote: As of December 31, 1998, Ronald W. Daw had sole power to vote or to direct the vote of 674,500 shares. which included 455,200 shares held by Ronald W. Daw, and 219,300 shares owned by the Ronald Daw Family Limited Partnership. Tracey B. Daw had sole power to vote 700 shares, which included 100 shares held by her individually and 600 shares held by her as trustee of the Reporting Person's children's trusts.

             (ii) shared power to vote or to direct the vote: As of December 31, 1998, the Reporting Persons shared the power to vote or to direct the vote of 1,211,499 shares jointly held by the Reporting Persons. In addition, Tracey B. Daw may be deemed to share the power to vote or direct the vote of the 674,500 shares held by Ronald W. Daw and the Ronald Daw Family Limited Partnership, and Ronald W. Daw may be deemed to share the power to vote or direct the vote of the 700 shares held by Tracey B. Daw, individually and as trustee of the Reporting Persons' children's trusts.

             (iii) sole power to dispose or to direct the disposition of: As of December 31, 1998, Ronald W. Daw had sole power to dispose or to direct the disposition of 674,500 shares, which included 455,200 shares held by Ronald W. Daw and 219,300 shares owned by the Ronald Daw Family Living Partnership.

SEC 1745 (2-95)                Page 4 of 7 Pages

CUSIP No. 23922010

                    Tracey B. Daw had sole power to dispose or direct the disposition of 700 shares, which included 100 shares held by her individually and 600 shares held by her as trustee of the Reporting Persons' children's trusts.

             (iv) shared power to dispose or to direct the disposition of: As of December 31, 1998, the Reporting Persons shared the power to dispose or direct the disposition of 1,886,699 shares jointly held by them. In addition, Tracey B. Daw may be deemed to share the power to dispose or direct the disposition of the 674,500 shares held by Ronald W. Daw and the Ronald Daw Family Limited Partnership, and Ronald W. Daw may be deemed to share the power to dispose or direct the disposition of the 700 shares held by Tracey B. Daw, individually and as trustee of the Report Person's children's trusts.

         The filing of this Amendment No. 6 to Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of
         Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class

         This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

SEC 1745 (2-95)                Page 5 of 7 Pages

CUSIP No. 23922010

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: February    8   , 1999                      DATED: February   8    , 1999
                -------                                           -------


By:   /s/ Ronald W. Daw                            By:   /s/ Tracey B. Daw
   ------------------------                           -----------------------
       Ronald W. Daw                                     Tracey B. Daw

SEC 1745 (2-95)                Page 6 of 7 Pages